UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Cornerstone Capital Resources Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

SolGold Canadian ExchangeCo Corp.
SolGold plc

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

21922J

(CUSIP Number of Class of Securities (if applicable))

Cornerstone Capital Resources Inc.

1730 St. Laurent Blvd., Suite 800

Ottawa, ON

Canada, K1G 3Y7

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 30, 2020

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Cornerstone Capital Resources Inc. and were required to be disseminated to U.S. security holders or published in the United States

Exhibit 1.1	Offer to Purchase and Circular

Exhibit 1.2	Letter of Acceptance and Transmittal

Exhibit 1.3	Notice of Guaranteed Delivery

Exhibit 1.4	Press Release

Exhibit 1.5	Letter to Shareholders

Exhibit 1.6	Notice of Offer to Purchase

(b)

Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “ADDITIONAL NOTICE TO UNITED STATES SHAREHOLDERS AND OTHER SHAREHOLDERS OUTSIDE CANADA” commencing on the page 4 of the Offer to Purchase and Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

None.

(2)

(a)	the annual information form of SolGold plc (the “Company”) dated September 16, 2019 for the year ended 30 June 2019;

(b)	the audited financial statements of the Company for the year ended 30 June 2019;

(c)	the discussion and analysis of the results and financial condition of the Company for the year ended 30 June 2019;

(d)	the notice of meeting and management information circular dated August 23, 2019 for the annual general and special meeting of shareholders of the Company held on September 20, 2019;

(e)	the unaudited interim condensed consolidated financial statements of the Company for the nine months ended 31 March 2020 and notes related thereto;

(f)	management’s discussion and analysis of the results and financial condition of the Company for the quarter and nine months ended 31 March 2020; and

(g)	Unaudited Condensed Interim Consolidated Financial Statements of Cornerstone Capital Resources Inc.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, each of SolGold Canadian ExchangeCo Corp. and SolGold plc is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SolGold Canadian ExchangeCo Corp. SolGold plc

By:	/s/ James Clare
Name:	James Clare
Title:	Director

Dated: July 1, 2020